Exhibit 20

AMENDED AND RESTATED VOTING AGREEMENT

This Amended and Restated Voting Agreement (this “Agreement”), dated as of September 14, 2002, is by and among each of the persons listed on the signature pages hereto (each, an “Equityholder” of National Golf Properties, Inc. (“NGP”) and/or National Golf Operating Partnership, L.P. (“NGOP”), as the case may be), American International Golf, Inc. (“Newco”), NGP and NGOP.

(A)  Newco, NGP, NGOP and certain other persons are parties to an Agreement and Plan of Merger and Reorganization, dated as of March 29, 2002 (the “Reorganization Agreement”), pursuant to which the parties hereto entered into a Voting Agreement, dated as of March 29, 2002 (the “Voting Agreement”). On the date hereof, the Reorganization Agreement has been amended and restated (such amended and restated agreement, as the same may be modified or amended from time to time, the “Amended and Restated Reorganization Agreement”), NGP and NGOP have entered into a Merger Agreement with NGP L.L.C. and New NGOP L.L.C. and certain of its affiliates (the “NGP Merger Agreement”) and American Golf Corporation and certain affiliates have entered into a Purchase Agreement (the “AGC Purchase Agreement”) with New AGC L.L.C Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Amended and Restated Reorganization Agreement.

(B)  NGP and NGOP have agreed to enter into the Amended and Restated Reorganization Agreement on the condition that the parties hereto enter into this Agreement.

(C)  This Agreement amends and restates in its entirety the Voting Agreement and the Voting Agreement shall have no force and effect after the date hereof.

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.  Representations, Warranties and Covenants.

Each Equityholder (with respect to itself only) hereby represents, warrants and covenants, severally and not jointly and only with respect to such Equityholder’s Interests (as defined below), to NGP and NGOP, as applicable, as follows:

(a)  Title

As of the date hereof, each Equityholder owns beneficially and of record (i) the number of shares of each class of capital stock of NGP set forth after each Equityholder’s name on Exhibit 1 hereto (with respect to each Equityholder, the beneficial interests in NGP specified after each Equityholder’s name on Exhibit 1 hereto shall be referred to herein as the “Shares”) and (ii) the number of NGOP Common Units set forth after each Equityholder’s name on Exhibit 1 hereto (with respect to each Equityholder, the beneficial interests in NGOP specified after each Equityholder’s name on Exhibit 1 hereto shall be referred to herein as the “Partnership Interests” and with respect to each Equityholder, the Partnership Interests together with the Shares specified after each Equityholder’s name on Exhibit 1 hereto shall be referred to herein as the “Interests”). The term “beneficial owner” and all correlative expressions are used in this Agreement as defined in Rules 13d-3 and 16a-1 under the Securities Exchange Act of 1934, as amended; provided, however, that for purposes of this Agreement the Prices (i) shall be deemed to beneficially own only those Interests over which they have, individually or together, the power to vote or direct the vote, as distinguished from the power to influence the vote, of such Interests, and (ii) shall be deemed not to beneficially own any Interests owned of record by either Oaks Christian School or the Dallas P. Price Charitable Lead Trust #1 benefiting the Museum of Contemporary Art.

(b)  Right to Vote

Except as set forth on Schedule A hereto, as of the date hereof and at all times until the earlier of the (i) Closing Date and (ii) the date of termination of the Amended and Restated Reorganization Agreement in accordance with its terms, except for this Agreement and as otherwise permitted by this Agreement, each Equityholder has full legal power, authority and right to vote all of the Interests, to the extent the Interests carry the right to vote thereon, in favor of the approval and authorization of the NGP Merger, the NGOP Merger, the Amended and Restated Reorganization Agreement and the other transactions contemplated thereby (collectively, the “Proposed Transactions”) without the consent or approval of, or any other action on the part of, any other person or entity. Without limiting the generality of the foregoing, except for this Agreement and as otherwise permitted by this Agreement, except as set forth on Schedule A hereto, each Equityholder has not entered into any voting agreement with any person or entity with respect to any of the Interests, granted any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Interests, deposited any of the Interests in a voting trust or entered into any arrangement or agreement with any person or entity limiting or affecting its legal power, authority or right to vote the Interests in favor of the Proposed Transactions.

From the date hereof and until the earlier of (i) the date of termination of the Amended and Restated Reorganization Agreement in accordance with its terms and (ii) the Closing Date, except as otherwise permitted by this Agreement, except as set forth in Schedule B, each Equityholder will not commit any act that could restrict or otherwise affect its legal power, authority and right to vote all of the Interests, to the extent the Interests carry the right to vote thereon, in favor of the Proposed Transactions. Without limiting the generality of the foregoing, except for this Agreement and as otherwise permitted by this Agreement, and except as set forth in Schedule B, from the date hereof and until the earlier of (i) the date of termination of the Amended and Restated Reorganization Agreement in accordance with its terms and (ii) the Closing Date, each Equityholder will not enter into any voting agreement with any person or entity with respect to any of the Interests, grant any person or entity any proxy (revocable or irrevocable) or power of attorney with respect to any of the Interests, deposit any of the Interests in a voting trust or otherwise enter into any agreement or arrangement with any person or entity, which in any such case limits or affects each Equityholder’s legal power, authority or right to vote the Interests in favor of the approval of the Proposed Transactions.

(c)  Authority

Each Equityholder has full legal power, authority and right to execute and deliver, and to perform his or its obligations under this Agreement. This Agreement has been duly and validly executed and delivered by each Equityholder and constitutes a valid and binding agreement of each Equityholder enforceable against each Equityholder in accordance with its terms.

(d)  Conflicting Instruments

Neither the execution and delivery of this Agreement nor the performance by each Equityholder of his or its agreements and obligations hereunder will result in any breach or violation of or be in conflict with or constitute a default under any term of any agreement, judgment, injunction, order, decree, law, regulation or arrangement to which each Equityholder is a party or by which each Equityholder (or any of his or its assets) is bound, except for any such breach, violation, conflict or default which, individually or in the aggregate, would not impair or adversely affect each Equityholder’s ability to perform its obligations under this Agreement.

2.  Restrictions on Transfer.

(a)  Each Equityholder agrees, for a period from the date hereof until the earlier of the Closing Date and the termination of the Amended and Restated Reorganization Agreement in accordance with its terms, except as set forth on Schedule A and as contemplated by Section 2(d) below, not to Transfer (or to agree to Transfer) any Interests, or warrants, options or other rights to acquire or receive any Shares or Partnership Interests (collectively, “Rights”), owned of record or beneficially by such Equityholder, unless the transferor remains, and agrees in writing to remain, and the transferee agrees in writing to be, bound by the terms of this Agreement.

(b)  Each Equityholder agrees, for a period from the date hereof until the earlier of the Closing Date and the termination of the Amended and Restated Reorganization Agreement in accordance with its terms, not to effect, directly or indirectly, or through any arrangement with a third party pursuant to which such third party may effect, directly or indirectly, any short sales of any share of NGP capital stock or NGOP Common Units or any derivative securities relating to NGP capital stock or NGOP Common Units.

(c)  As used in this Agreement, the term “Transfer” means, with respect to any security, the direct or indirect assignment, sale, transfer, tender, pledge, hypothecation, or the grant, creation or sufferage of a lien or encumbrance in or upon, or the gift, placement in trust, or the constructive sale or other disposition of such security (including transfers by testamentary or intestate succession or operation of law), or the record or beneficial ownership thereof, the offer to make such a sale, transfer, constructive sale or other disposition, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing. The term “constructive sale” means a short sale with respect to such security, entering into or acquiring an offsetting derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative transaction that has the effect of materially changing the economic benefits and risks of ownership.

(d)  Notwithstanding anything in this Section 2 to the contrary, NGP, NGOP and Newco hereby consent to each of the following actions: (i) the pledge by David G. Price, Dallas P. Price or the Trusts of the Interests for the benefit of the AGC Collateral Agent (as defined below) or the Cash Collateral Lender (as defined below) and (ii) any foreclosure upon the Interests pursuant to the pledge described in clause (i). The “Cash Collateral Lender” means the lender or lenders who provide loans the entire proceeds of which (net of fees and transactions costs) are used either to (i) furnish directly to the AGC Collateral Agent (as defined in the AGC Collateral Agency Agreement (as defined below)) as cash all or a portion of the Alternate Pledge Collateral or the Alternate Mountaingate Collateral (each as defined in the Collateral Agency and Intercreditor Agreement, made as of July 19, 2002, by and among American Golf Corporation, David G. Price, the David G. Price Trust dated March 5, 1998 (as amended), Mountaingate Land, L.P., Golf Enterprises, Inc., Jim Colbert Golf, Inc., BNY Midwest Trust Company, Bank of America, N.A. and the Purchasers party thereto (the “AGC Collateral Agency Agreement”)) or (ii) secure the reimbursement obligation under one or more letters of credit that are given to the AGC Collateral Agent to secure all or a portion of the Alternate Pledge Collateral or the Alternate Mountaingate Collateral. It shall be a condition to the pledge of any Interests under this paragraph (d) that each pledgee agrees to vote (to the extent of any voting rights thereunder) all such Interests pledged or sold to such person in favor of (x) prior to the termination of the NGP Merger Agreement or the AGC Purchase Agreement, the NGP Merger and the NGOP Merger (each as defined in the NGP Merger Agreement) and the transactions contemplated by the NGP Merger Agreement and (y) after the termination of the NGP Merger Agreement or the AGC Purchase Agreement, the NGP Merger and the NGOP Merger (each as defined in the Amended and Restated Reorganization Agreement) and the transactions contemplated by the Amended and Restated Reorganization Agreement. Until the termination of this Agreement, none of David G. Price, Dallas P. Price or the Trusts may pledge any of their Interests unless such pledge complies with the prior sentence. Notwithstanding anything in this Section 2 to the contrary, Newco, NGP and NGOP hereby consent to the sale or other disposition by David G. Price, Dallas P. Price or the Trusts of the Interests; provided, that (v) the net proceeds of such sale or disposition are used solely to furnish to the AGC Collateral Agent (either directly as cash or indirectly as cash securing one or more letters of credit) the Alternate Pledge Collateral or the Alternate Mountaingate Collateral, (w) none of David G. Price, Dallas P. Price or the Trusts may sell or otherwise dispose of their Interests except in compliance with applicable law, (x) none of David G. Price, Dallas P. Price or the Trusts may sell any Interests to any person listed on Exhibit 2 hereto without the prior written consent of the Independent Committee (as defined in the Amended and Restated Reorganization Agreement) (other than through an Open-Market Sale), (y) it shall be a condition to any such sale or other disposition (other than an Open-Market Sale) that the purchaser of the Interests agrees to (A) vote such Interests in favor of (i) prior to the termination of the NGP Merger Agreement or the AGC Purchase Agreement, the NGP Merger and the NGOP Merger and the transactions contemplated by the NGP Merger Agreement and (ii) after the termination of the NGP Merger Agreement or the AGC Purchase Agreement, the NGP Merger and the NGOP Merger and the transactions contemplated by the Amended and Restated Reorganization Agreement and (B) require any subsequent purchaser of any such Interests (other than a pur-

chaser in an Open-Market Sale) to agree to be bound by the provisions of this clause (y) with respect to any sales or other dispositions of such Interests by such subsequent purchaser and (z) each of David G. Price, Dallas P. Price and the Trusts shall give NGP written notice of any sale or disposition of any Interests at least ten Business Days prior thereto (provided, however, that after October 1, 2002, such notice shall be given as soon as reasonably practicable but in no event less than two Business Days prior to such sale or disposition). For purposes of this paragraph (d), an “Open Market Transaction” is a purchase or sale of NGP Common Stock (x) on the New York Stock Exchange or other national securities exchange where the NGP Common Stock is traded, where the identity of the buyer is not known to the seller, and vice versa, or (y) through an underwritten, registered offering.

3.  Agreement to Vote; No Solicitation.

Each Equityholder, in its capacity as an equity holder of NGP and/or NGOP, as the case may be, hereby irrevocably and unconditionally agrees, for a period from the date hereof until the earlier of the Closing Date and the termination of the Amended and Restated Reorganization Agreement in accordance with its terms, to vote or to cause to be voted all of the Interests, to the extent the Interests carry the right to vote thereon, at each annual or special meeting of Equityholders of NGP where any such proposal is submitted, and/or at each meeting of Equityholders of NGOP and in any action by written consent in lieu thereof, (i) in favor of the Proposed Transactions and (ii) against (x) approval of any proposal made in opposition to or in competition with the transactions contemplated by the Amended and Restated Reorganization Agreement and (y) any merger, consolidation, sale of assets, business combination, share exchange, reorganization or recapitalization of NGP, NGOP or any of their respective subsidiaries, with or involving any party other than as contemplated by the Amended and Restated Reorganization Agreement, (iii) against any liquidation or winding up of NGP and/or NGOP, (iv) against any extraordinary dividend by NGP and/or NGOP, (v) against any change in the capital structure of NGP and/or NGOP (other than pursuant to the Amended and Restated Reorganization Agreement) and (vi) against any other action that may reasonably be expected to impede, interfere with, delay, postpone or attempt to discourage the NGP Merger, the NGOP Merger or consummation of the other transactions contemplated by the Amended and Restated Reorganization Agreement or result in a breach of any of the covenants, representations, warranties or other obligations or agreements of NGP, NGOP, any member of the Price Group or the Price Entities under the Amended and Restated Reorganization Agreement, which would adversely affect NGP, NGOP, any member of the Price Group or the Price Entities or their respective abilities to consummate the transactions contemplated by the Amended and Restated Reorganization Agreement.

4.  Granting of Proxy.

In furtherance of the terms and provisions of this Agreement, each Equityholder hereby grants an irrevocable proxy (subject to Section 10 of this Agreement), coupled with an interest, to (i) each of the Interim Chief Executive Officer of NGP, the Secretary of NGP and any other NGP authorized representative or agent and to vote all of the Shares beneficially owned by each Equityholder and (ii) to NGP, in its capacity as General Partner of NGOP, to vote all of the Partnership Interests beneficially owned by each Equityholder, in each case in favor of the Pro-

posed Transactions and against any of the matters specified in Section 3 for the period from the date hereof until the Closing Date or earlier termination of the Amended and Restated Reorganization Agreement in accordance with its terms. Each Equityholder hereby ratifies and approves of each and every action taken by (i) the Interim Chief Executive Officer of NGP, the Secretary of NGP and any other NGP authorized representative or agent and/or (ii) NGP, in its capacity as General Partner, as applicable, pursuant to the foregoing proxy. Notwithstanding the foregoing, if reasonably requested by NGP, each Equityholder will execute and deliver applicable proxy material in furtherance of the provisions of Sections 3 and 4.

5.  Action in Equityholder Capacity Only.

Each Equityholder who is a director or officer of NGP and/or NGOP makes no agreement or understanding herein as director or officer of NGP and/or NGOP. Each Equityholder signs solely, individually and in his capacity as a record holder and beneficial owner of Interests, and nothing herein shall limit or affect any actions taken in his capacity as an officer or director of NGP and/or NGOP. Nothing herein is intended require any Equityholder who is a party to the Amended and Restated Reorganization Agreement in any capacity to agree to or execute any amendment or modification to the Amended and Restated Reorganization Agreement or to waive any provision, right or obligation set forth in the Amended and Restated Reorganization Agreement.

6.  Interpretation.

The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. In this Agreement, unless a contrary intention appears, (i) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision, and (ii) reference to any Article or Section means such Article or Section hereof. No provision of this Agreement shall be interpreted or construed against any party hereto solely because such party or its legal representative drafted such provision. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

7.  Successors and Assigns.

The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective legal successors (including in the case of any individual Equityholder or any other individual, any executors, administrators, estates, legal representatives and heirs of such Equityholder or such individual) and permitted assigns; provided, however, that, except as otherwise provided in this Agreement, no party may assign, delegate or otherwise transfer (by operation of law or otherwise) any of its rights or obligations, under this Agreement without the consent of NGP and NGOP. For the avoidance of doubt, Equityholders may assign, delegate or otherwise transfer any of their respective rights or obligations under this Agreement in connection with any Transfer permitted under Section 2(a). Without limiting the scope or effect of the restrictions on Transfer set forth in Section 2, each Equityholder agrees that this Agreement and the obligations hereunder shall attach to the Interests and shall be binding upon any person or entity to which legal or beneficial ownership of such Interests shall pass, whether by operation of law or otherwise.

8.  Miscellaneous.

The parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery or other Courts of the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the Court of Chancery or other Courts of the State of Delaware in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the Court of Chancery or other Courts of the State of Delaware, and each of the parties irrevocably waives the right to trial by jury, (d) agrees to waive any bonding requirement under any applicable law, in the case any other party seeks to enforce the terms by way of equitable relief and (e) each of the parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such party is to receive notice. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES OF SUCH STATE.

9.  Counterparts.

This Agreement may be executed in two or more counterparts, and by facsimile, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

10.  Amendments; Termination.

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by all parties hereto. Except for provisions of this Agreement that by their terms survive the termination hereof (including without limitation Section 15), the provisions of this Agreement shall terminate upon the earliest to occur of (i) the Closing Date, and (ii) the termination of the Amended and Restated Reorganization Agreement in accordance with its terms.

11.  Entire Agreement.

This Agreement, together with the Amended and Restated Reorganization Agreement, the Confidentiality Agreement, and the documents and agreements contemplated thereby, constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings and negotiations, both written and oral, between the parties with respect to the subject matter of this Agreement (other than the Amended and Restated Reorganization Agreement, the Confidentiality Agreement, and the documents and agreements contemplated thereby). No representation, inducement, promise, understanding, condition or warranty not set forth herein has been made or relied upon by any party hereto. Neither this Agreement nor any provision hereof is intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

12.  Severability.

If any provision of this Agreement shall be invalid or unenforceable under applicable law, such provision shall be ineffective to the extent of such invalidity or unenforceability only, without it affecting the remaining provisions of this Agreement.

13.  Specific Performance.

The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not to be performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedies at law or in equity.

14.  Additional Interests.

If, after the date hereof, any Equityholder acquires beneficial ownership of any additional shares of NGP capital stock or NGOP Common Units (any such shares or units, “Additional Interests”), including upon exercise of any option, warrant or right to acquire shares of NGP capital stock or NGOP Common Units or through any equity dividend or equity split, the provisions of this Agreement applicable to the Interests shall be applicable to such Additional Interests as if such Additional Interests had been Interests as of the date hereof. The provisions of the immediately preceding sentence shall be effective with respect to Additional Interests without action by any person or entity immediately upon the acquisition by any Equityholder of beneficial ownership of such Additional Interests.

15.  Subsequent Agreement

The Equityholders agree that if, at the time of the Closing, a third-party investor has not made an equity investment in Newco and/or provided financing to Newco as contemplated by Section 13.2(f) of the Amended and Restated Reorganization Agreement, then the Equityholders shall on the Closing Date enter into a voting agreement with Newco, containing terms that are substantially identical to the terms contained herein, pursuant to which such Equityholders shall commit to vote the shares of common stock, par value $.01 per share, of Newco that they receive in the NGP Merger and the NGOP Merger in favor of the issuance of equity securities to, and/or the provision of financing by, such third-party investor at each meeting of stockholders of Newco where any such proposal is submitted; provided that such agreement shall terminate the earlier of the consummation of such investment and/or financing and the second anniversary of the Closing Date.

16.  Suspension of Covenants and Agreements

The covenants and agreements of the Equityholders set forth in Sections 3 and 4 hereof shall be of no force and effect, and the Equityholders shall have no obligation to perform or observe such covenants and agreements, until such time as the NGP Merger Agreement and/or the AGC Purchase Agreement are terminated, at which time all of the covenants and agreements of the Equityholders set forth in Sections 3 and 4 hereof shall be in full force and effect and the Equityholders hereto shall be obligated to perform all of their respective covenants and agreements hereunder in accordance with the terms hereof.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

AMERICAN INTERNATIONAL GOLF, INC.

By:	/s/ CHARLES S. PAUL
Name: Charles S. Paul Title: Chief Executive Officer

NATIONAL GOLF PROPERTIES, INC.

By:	/s/ CHARLES S. PAUL
Name: Charles S. Paul Title: Interim Chief Executive Officer

NATIONAL GOLF OPERATING PARTNERSHIP, L.P.

By:	/s/ CHARLES S. PAUL
Name: Charles S. Paul Title: Interim Chief Executive Officer

DAVID G. PRICE

By:	/s/ DAVID G. PRICE
Name: David G. Price Title:

DALLAS P. PRICE

By:	/s/ DALLAS P. PRICE
Name: Dallas P. Price Title:

DAVID G. PRICE Trust Dated March 5, 1998, as amended

By:	/s/ DAVID G. PRICE
Name: David G. Price Title: Trustee

DALLAS P. PRICE Trust Dated May 14, 1998, as amended

By:	/s/ DALLAS P. PRICE
Name: Dallas P. Price Title: Trustee